Exhibit 14

COVENTRY HEALTH CARE
COMPLIANCE AND ETHICS PROGRAM

Code of Business Conduct and Ethics

I.   PURPOSE

Coventry Health Care, Inc., together with all of its subsidiaries (“CHC”), is dedicated to conducting its business in accordance with the highest standards of ethical conduct. CHC is committed to conducting its business activities with uncompromising integrity and in full compliance with the federal, state and local laws governing its business. This commitment applies to relationships with shareholders, customers (enrollees, federal providers, state and local governments), vendors, competitors, auditors and all public and government bodies. Most importantly, it applies to directors, officers, employees and representatives of CHC (collectively, “Covered Persons”)

To protect CHC’s reputation and to assure uniformity in standards of conduct, CHC has established this Code of Business Conduct and Ethics (“Code of Ethics” or this “Code”) as part of its Compliance and Ethics Program (“Compliance and Ethics Program” or “the Program”). Under the Compliance and Ethics Program, a Compliance Officer has been appointed to ensure compliance with the Program, to serve as a contact for employees to report any potential violations of laws, regulations or this Program, and to take appropriate action against violators of any such laws, regulations or this Program. The intent of this Program is to ensure that every CHC employee understands the proper standards of conduct and conforms his or her conduct with all applicable laws, rules and regulations.

This Code of Ethics exists to provide directors, officers, employees, sales representatives, shareholders, suppliers and members of the general public with an official statement of how CHC and its subsidiaries must and will conduct business in the marketplace. Under this Code, all Covered Persons will conduct themselves in the full spirit of honest and lawful behavior. In addition, CHC employees must not cause another employee or non-employee to act otherwise, whether through inducement, suggestion or coercion. This Code of Ethics and the policies and procedures of the Compliance and Ethics Program are not meant to cover all situations. Any doubts whatsoever as to the appropriateness of a particular situation, whether or not the situation is described within this Code of Ethics, should be submitted either to your immediate supervisor or the CHC Compliance Officer.

All employees of CHC are to read, be familiar with, and immediately after being hired at CHC and at least annually after hire, sign the attached Statement of Understanding (Attachment A). All non-employee directors of CHC must also read, be familiar with, and immediately after being elected or appointed to the Board of Directors of CHC (the “Board”), and at least annually after such election or appointment, sign the attached Statement of Understanding. At the discretion of management, other additional individuals may be asked to read and sign the Statement of Understanding. Only the CHC Compliance Officer may make decisions regarding requests for interpretation of or exceptions to this Code of Ethics.

Any Covered Person violating any provision of this Code of Ethics will be subject to disciplinary action, up to and including separation from the Company. In addition, promotion of and adherence to this Code of Ethics and to the Compliance and Ethics Program will be one criterion used in evaluating the performance of Covered Persons. To the extent that any additional policies are set forth in any other CHC manual, those policies should be consistent with this Code of Ethics. In case of any inconsistency, this Code of Ethics shall govern.

II.   CONFLICT OF INTEREST

Covered Persons must avoid situations where their personal interest could conflict or appear to conflict with their responsibilities, obligations or duties to further CHC’s interest or present an opportunity for personal gain apart from the normal compensation provided through employment. Conflicts of interest may not always be clear-cut so if you have a question, you should consult with the CHC Compliance Officer or CHC’s legal counsel. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section IX. E. of this Code of Ethics. The following guidelines have been developed to help you identify conflicts of interest:

A.    Use of Corporate Funds and Assets

Covered Persons may not use assets of the organization for their own personal benefit or gain. All property and business of the organization shall be used in a manner designed to further CHC’s interest rather than the personal interest of an individual employee. Covered Persons are prohibited from the unauthorized use or taking of CHC’s equipment, supplies, software, data, intellectual property, materials or services. Prior to engaging in any activity on CHC’s time which will result in remuneration to the employee or the use of CHC’s equipment, supplies, materials or services for personal or non-work related purposes, Covered Persons shall obtain the approval of the Senior Line Officer or other senior management of CHC.

B.    Outside Financial Interests

While not all-inclusive, the following list will serve as a guide to the types of activities by Covered Persons, or household members of such Covered Persons, that might cause conflicts of interest:

1.

Ownership in or employment by any outside concern which does business with CHC. This does not apply to stock or other investments held in a publicly held corporation, provided the value of the stock or other investments does not exceed 5% of the corporation’s stock. CHC may, following a review of the relevant facts, permit ownership interests which exceed these amounts if management concludes such ownership interests will not adversely impact CHC’s business interest or the judgment of the employee.

2.	Conduct of any business not on behalf of CHC, with any vendor, supplier, contractor, or agency, or any of their officers or employees.

3.	Representation of CHC by a Covered Person in any transaction in which he or she or a household member has a substantial personal interest.

4.	Disclosure or use of confidential, special or inside information of or about CHC, particularly for personal profit or advantage of the employee or a household member or other.

5.	Competition with CHC by a Covered Person, directly or indirectly, in the purchase, sale or ownership of property or property rights or interests, or business opportunities.

Covered Persons who may have a conflict of interest must contact the CHC Compliance officer, their Senior Line Officer, Senior Human Resources Officer or CHC’s legal counsel for guidance.

C.   Outside Activities

Employees should avoid outside employment or activities that may have a negative impact upon their job performance with CHC, and all Covered Persons should avoid outside employment or activities that may conflict with their obligations, loyalties or fiduciary responsibilities to CHC.

D.    Honoraria

Employees, with the permission of the CEO, may participate as faculty and speakers at educational programs and functions on behalf of CHC during office hours. Any honoraria in excess of Five Hundred Dollars ($500) shall be turned over to CHC unless the employee used time off, paid or unpaid, to attend the program or that portion of the program for which the honoraria is paid.

E.    Participation on Boards of Directors/Trustees

1.

An employee must obtain approval from the Senior Line Officer or CHC’s legal counsel prior to serving as a member of the Board of Directors/Trustees of any organization whose interests may conflict with those of CHC.

2.

An employee who is asked, or seeks to serve on the Board of Directors/Trustees of any organization whose interest would not impact CHC (for example, civic charitable, fraternal and so forth) is not required to obtain such prior approval.

3.	All compensation received by an employee for Board services provided during normal work time may be retained by the employee.

4.	An employee, if so required by CHC, must disclose all Board of Directors/Trustees activities in CHC’s annual Conflict of Interest disclosure statement.

5.	CHC retains the right to prohibit membership on any Board of Directors/Trustees where such membership might conflict with the best interest of CHC.

6.	Questions regarding whether or not Board participation might present a conflict of interest should be discussed with the Senior Line Officer or CHC’s legal counsel.

F.    Corporate Opportunities

Covered Persons are prohibited without the consent of the Board of Directors from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position. No employee, officer or director may use corporate property, information, or position for improper personal gain, and no employee, officer or director may compete with CHC directly or indirectly. Covered Persons owe a duty to CHC to advance its legitimate interests when the opportunity to do so arises.

G.    Loans

CHC’s executive officers and directors may never accept loans or guarantees of obligations from CHC, from other employees, officers or directors of CHC on behalf of or for the benefit of CHC, or from any other person or entity, including suppliers and vendors, having or seeking business with CHC, except as permitted by law. No employee of CHC may accept loans or guarantees of obligations from any person or entity, including suppliers and vendors, having or seeking business with CHC. If you have any doubts as to whether a loan is permissible, please contact the CHC Compliance officer or CHC’s legal counsel for guidance.

III.  FRAUD AND ABUSE

CHC expects all Covered Persons to comply scrupulously with all federal, state and local laws and government regulations. These laws and regulations prohibit (1) disguised payments in the submission of false, fraudulent or misleading claims to any government entity or third party payor, including claims for services not rendered, claims which characterize the service differently than the service actually rendered, or claims which do not otherwise comply with applicable program or contractual requirements; and (2) making false representations to any person or entity in order to gain or retain participation in a program or to obtain payment for any service. All Covered Persons must report immediately to the CHC Compliance Officer, CHC’s legal counsel or supervisor any actual or perceived violation of this Code, the Compliance and Ethics Program, or any other CHC policy.

A.   Exclusion from Medicare/Medicaid Programs

1.	CHC shall check with the Office of the Inspector General (OIG) to determine if the applicant for employment or an applicant’s family member, has been excluded, sanctioned or otherwise barred from participating in the Medicare/Medicaid programs. CHC also shall inform applicants that if employed, CHC will confirm the applicant’s status and the status of the applicant’s family members with OIG after the first three (3) months of employment. If any employee has been excluded from participation in the Medicare/Medicaid programs or is convicted of health care fraud, CHC will terminate that employee’s employment or contract.

2.

The OIG maintains a site on the Internet at www.dhhs.gov/progorg/oig listing those who have been excluded from the Medicare and Medicaid programs. Prior to employment or contracting, CHC will review the OIG database of excluded persons to ensure that the applicant or the applicant’s family members have not been excluded from the Medicare and/or Medicaid programs. As this listing is not always current, CHC will review this data after employing or contracting with the applicant every thirty (30) days up to one hundred and twenty (120) days after hire.

3.

As part of the annually executed Statement of Understanding (Attachment A), each employee will certify annually that he or she has not been convicted of, or charged with, a criminal offense related to health care nor has he or she been listed by a federal agency as debarred, excluded or otherwise ineligible for participation in federally funded health care programs.

IV.  DEALING WITH PAYORS, EMPLOYER GROUPS AND MEMBERS

CHC obtains and keeps its business because of the quality of its products and services. CHC is committed to providing services that meet all contractual obligations and CHC’s quality standards. Conducting business, however, with vendors, suppliers, contractors, providers and customers (subscribers or members) can pose ethical or even legal problems, especially in activities where differing local customs and market practices exist. The following guidelines are intended to help all Covered Persons make the “right” decision in potentially difficult situations.

A.    Contract Negotiation

CHC has an affirmative duty to disclose current, accurate and complete cost and pricing data where such data is required under appropriate federal or state law or regulation. Employees involved in the pricing of contract proposals or in the negotiation of a contract must ensure the accuracy, completeness and currency of all data generated and given to supervisors and other employees. Furthermore, all representations made by CHC employees to CHC’s customers and suppliers, both government and commercial, must be accurate, complete and current. The submission to a federal government customer of a representation, quotation, statement or certification that is false, incomplete or misleading can result in civil and/or criminal liability for CHC, the involved employee and any supervisors who condone such an improper practice. All Covered Persons should endeavor to deal fairly with all of CHC’s vendors, suppliers, contractors, providers, customers and employees, to the extent appropriate under applicable law and consistent with CHC policy and their duties of loyalty to CHC. It is inappropriate to take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other practice that may be considered unfair-dealing.

B.    Marketing and Advertising Activities

In conducting all marketing and advertising activities, Covered Persons may offer only honest, straightforward, fully informative and nondeceptive information. It is in the best interests of members, CHC and payors alike, for members, physicians and other referral sources to understand fully the services offered by CHC, and the potential financial consequences if CHC’s services are ordered. Therefore, Covered Persons shall not distort the truth, make false claims, engage in comparative advertising or attack or disparage another provider. All direct to consumer marketing activities that involve giving anything of value to a member require compliance with the relevant policies. For further information on marketing activities, please see all relevant training materials related to marketing practices.

C.    Competitive Analysis

Antitrust law prohibits competitors from entering into agreements to fix prices or to reduce competition. Price fixing has been interpreted broadly to include any type of joint action between two competitors which influences the price of products or services that the competitors sell either directly or indirectly. As it is often difficult to determine what activities may result in price fixing, Covered Persons should at least comply with the following principles:

1.	Covered Persons should not provide CHC pricing or other sensitive business information to a competitor.

2.	Covered Persons should not obtain information about a competitor’s business directly from the competitor unless the provision of this information is necessary to consummate a bona fide relationship with the competitor or to serve particular customers or members jointly. Covered Persons shall not obtain such competitor information directly from a competitor in order to perform market analyses. However, Covered Persons may obtain information about a competitor from public sources or from other competitors or customers. In conducting market analyses, Covered Persons should not accept or use information known to be proprietary to a competitor.

D.   Antitrust Issues

1.	Antitrust laws apply to all commercial and federal domestic (and some foreign) transactions by CHC, and they are designed to ensure that competition exists and to preserve the free enterprise system. Antitrust issues that an employee may encounter are in the areas of pricing, boycotts and trade association activity. For example, Covered Persons must refrain from engaging in unfair practices that might restrict competition. Covered Persons also should refrain from any discussion of pricing schemes or market divisions with competitors. As this is a highly complex area, and the Code of Ethics cannot cover all situations in which antitrust laws may apply, Covered Persons should take special care in this area, and they should refer any questions promptly to the CHC Compliance Officer who will consult CHC legal counsel as required.

2.

Examples of actions that may violate the antitrust laws include entering into or negotiating an agreement with one or more competitors to: (a) fix prices at any level or to fix other terms of service, (b) allocate customers or markets; or (c) boycott (or collectively refuse to deal with) a supplier, customer or provider (or collectively refuse to deal except on certain terms). In addition, Covered Persons must refrain from reciprocal agreements and must not require purchasers to buy from CHC under any kind of coercion, express or implied.

3.

Antitrust laws proscribe acquisitions of companies in a similar line of business where the effect of such acquisition would be to lessen substantially competition and where such acquisition does not have other positive effects on competition or consumers which outweigh any anticompetitive effects. CHC has an active acquisition program that seeks to enhance CHC’s ability to provide value to its various customers, employees and stockholders and which seeks to augment CHC’s ability to compete in the evolving healthcare market that it serves.

a.

In evaluating potential acquisition candidates, Covered Persons must consider the potential competitive costs and benefits and, where there is any likelihood that competition may be lessened in one or more markets, such Covered Persons should consult with CHC legal counsel, and outside counsel where appropriate, to determine whether and how to proceed with such transaction in compliance with state and federal antitrust laws.

b.

In addition, the Hart-Scott-Rodino Act requires that acquisitions which meet certain size thresholds must be reported in advance to the Federal Trade Commission and the Department of Justice (“the Agencies”).

E.   Anti-kickback and False Claims Issues

1.	Federal and state laws prohibit CHC and its Covered Persons from offering anything of value to an entity or person in order to induce that customer or potential customer to purchase services from or to refer a member to CHC. These laws also prohibit accepting anything of value under similar circumstances. In addition, there are laws that prohibit the filing of false claims. As this is a highly complex area of the law, the Code of Ethics cannot list all of the situations in which the anti-kickback or false claims laws might apply. Therefore, Covered Persons must take special care in this area, and Covered Persons must refer any questions promptly to the CHC Compliance Officer, who may refer the question to CHC legal counsel, if appropriate. Covered Persons should be cognizant that these laws can apply outside of the Medicare and Medicaid contexts.

2.	Examples of the types of actions that could violate the federal health care program anti-kickback statute and similar state laws include the following:

a.	Offering or paying anything of value to induce someone to refer a member to CHC;

b.	Offering or paying anything of value to anyone (member or referral source) in marketing CHC;

c.	Soliciting or receiving anything of value for the referral of CHC members to others; and

d.	Receiving free goods that are different than the goods purchased when purchasing products.

3.

CHC has adopted various policies designed to ensure compliance with federal and state anti-kickback laws. For further information, please refer to the CHC Code of Ethics and all other relevant policies.

4.	Examples of the types of actions that could violate the federal False Claims Act and other federal false billing laws include:

a.	Filing a claim for services that were not rendered at all or were not rendered as described on the claim form;

b.	Filing a claim for services that were rendered, but which the person knew were medically unnecessary;

c.	Submitting a claim containing information a person knows to be false; or

d.	Misusing Social Security or Medicare symbols, emblems or names in marketing.

5.	CHC has adopted various policies designed to ensure that CHC provides medically necessary services and that CHC accurately bills for those services.

F.   Gifts and Entertainment

1.	To avoid both the reality and the appearance of improper relations with vendors, suppliers, contractors, providers or customers (subscribers or members), the following standards apply to receipt of gifts and entertainment by Covered Persons. In addition to the standards listed here, Covered Persons are required to sign the “Pharmaceutical Company Relationships Employee Acknowledgment” Form (Attachment C).

a.	Covered Persons may not accept gifts of money under any circumstances nor may they solicit non-monetary gifts, gratuities or any other personal benefit or favor of any kind from vendors, suppliers, contractors or customers (subscribers or members).

Covered Persons and their immediate families may accept unsolicited, non-monetary gifts from a business firm or individual doing or seeking to do business with CHC only if: (1) the gift is no more than the nominal value of $100 per calendar year and it must be reported to CHC’s legal counsel; or (2) the gift is advertising or promotional material that has a fair market value of no more than $100. Gifts of more than $100 per calendar year may be accepted if protocol, courtesy or other special circumstances exist. However, all such gifts must first be reported to CHC’s CEO, or the CHC Compliance Officer and CHC’s legal counsel, who will determine if the employee may accept the gift or must return it.

b.

Covered Persons may not encourage or solicit entertainment from any individual or company with whom CHC does business. From time to time, Covered Persons may offer and/or accept entertainment, but only if the entertainment is reasonable, occurs infrequently and does not involve lavish expenditures. Covered Persons who have questions or concerns about entertainment must contact their Senior Line Officer, the CHC Compliance Officer, or CHC’s legal counsel.

2.	The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, or provided by any CHC employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor or the CHC Compliance Officer any gifts or proposed gifts which you are not certain are appropriate.

G.   Payments to Third Parties

Agreements with agents, sales representatives, vendors, consultants and other contractors must be in writing and must clearly and accurately set forth the services to be performed, the basis for payment and the applicable rate or fee. Payments must be reasonable in amount, not excessive in light of common practice and equal to the value of the products or services. Third parties should be advised that the agreement may be publicly disclosed.

H.    No Payments to Government Employees

No payment of money, gifts, services, entertainment or anything of value may be offered or made available in any amount, directly or indirectly, to any federal, state or local government official or employee.

I.    Billing and Reimbursement

CHC is committed to ensuring that its billing and reimbursement practices comply with all federal and state laws, regulations, guidelines and policies and that all bills are correct and reflect current payment methodologies. CHC is committed further to ensuring that all members and customers receive timely and accurate bills and that all questions regarding billing are answered promptly and accurately.

V.   FINANCIAL REPORTING AND INTERNAL CONTROL

False or misleading entries may not be made in the financial books or employment records of CHC for any reason. No employee may engage in any actions that result in or create false or misleading entries in CHC’s books and records.

No payment or receipt on behalf of CHC may be approved or made with the intention or understanding that any part of the payment or receipt is to be used for a purpose other than that described in the documents supporting the transaction. “Slush funds” or similar funds or accounts where no accounting for receipts or expenditures is made on CHC records are strictly prohibited.

A.    Personnel Records

Salary, benefit and other personal information relating to employees shall be treated as confidential. Personnel files, payroll information, disciplinary matters and similar information shall be maintained in a manner designed to ensure confidentiality in accordance with applicable laws. Covered Persons will exercise due care to prevent the release or sharing of information beyond those persons who may need such information to fulfill their job function.

B.    Internal Control

CHC has established control standards and procedures to ensure that assets are protected and properly used and that financial records and reports are accurate and reliable. All Covered Persons share the responsibility for maintaining and complying with required internal controls.

C.    Financial Reporting

All financial reports, accounting records, research reports, expense accounts, time sheets and other documents must accurately and clearly represent the relevant facts or the true nature of a transaction. Employees who submit timesheets must be careful to do so in a complete, accurate and timely manner. The employee’s signature on a timesheet is a representation that the timesheet accurately reflects the number of hours worked on the specified project. Improper or fraudulent accounting, documentation or financial reporting is contrary to the policy of CHC and may be in violation of applicable laws.

D.    Expense Accounts

Many Covered Persons regularly use business expense accounts, which must be for legitimate business purposes and documented and recorded accurately. The submission of false, inappropriate or inaccurate expenses for reimbursement will result in disciplinary action up to, and including dismissal, and may result in civil action or criminal charges. If you are not sure whether a certain expense is for a legitimate business purpose, ask your supervisor.

E.    Protection and Proper Use of Company Assets

Covered Persons are expected to use good judgment in the utilization of CHC, customer and supplier property. The use of CHC assets, facilities or services for any unlawful, improper or unauthorized purpose is strictly prohibited. The use of CHC assets for non-CHC purposes is appropriate only when specifically authorized by CHC policy or procedure or when the user receives express authorization from his or her supervisor. Any personal use of a CHC resource must not result in added cost, disruption of business processes, or any other disadvantage to CHC. Supervisors are responsible for the resources assigned to their respective departments and are empowered to resolve issues concerning their proper use.

The theft or misuse of any property or services by any Covered Persons or director will result in that person being disciplined, discharged or possibly subjected to civil and criminal penalties. CHC’s equipment, systems, facilities, corporate credit cards and supplies must be used only for conducting CHC business or for purposes authorized by management.

VI.   COMMUNICATION PRACTICES

In business it is inevitable that CHC employees will meet with the employees of competing companies. This is neither against the law nor to be avoided. However, what must be avoided at all times is collaboration with competitors in violation of law to fix it prices or compensation, bid rigging, collusion with competitors, boycotts, unfair trade practices including bribing, misappropriation of trade secrets, deception, intimidation and similar unfair practices. Covered Persons are expected to seek advice from CHC’s legal counsel when confronted with business decisions involving a risk of violation of the antitrust laws. See also Section IV. C. and D. above for more information.

Business records and communications often become public, and we should always avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports.

A.    Confidential Information

As a part of their employment, Covered Persons may have access to confidential information about CHC, its customers, suppliers and competitors or other information that might be of use to competitors or harmful to CHC or its customers, if disclosed. Until released to the public, this information should not be disclosed to fellow Covered Persons, who do not have a business need to know such information, or to non-employees for any reason, except in accordance with established CHC procedures. Confidential information of this kind includes, among other things, information or data on products, business strategies, corporate manuals, processes, systems or procedures. Please refer to the separate CHC policy regarding confidential information entitled “Coventry Health Care, Inc. Statement of Policy Regarding Insider Trading and Confidentiality.” Please also see the Proprietary Information and Confidentiality Agreement found in Attachment B to this code.

B.    Honest Communication and Fair and Accurate Disclosure

CHC requires candor and honesty from individuals in the performance of their responsibilities and in communication with our attorneys and auditors. No employee shall make false or misleading statements to any member, person or entity doing business with CHC about other members, persons or entities doing business or competing with CHC, or about the products or services of CHC or its competitors.

In drafting and filing periodic reports or other documents filed with the Securities and Exchange Commission and in other public communications, Covered Persons should take all steps necessary to ensure full, fair, accurate, timely and complete disclosure. Such steps should include going beyond the minimum requirements to convey a fair and accurate financial picture of the Company to public investors.

C.    Misappropriation of Proprietary Information

Covered Persons shall not misappropriate confidential or proprietary information belonging to another person or entity nor utilize any publication, document, computer program, information or product in violation of a third party’s interest in such product. All Covered Persons are responsible to ensure they do not improperly copy for their own use documents or computer programs in violation of applicable copyright laws or licensing agreements. Covered Persons shall not utilize confidential business information obtained from competitors, including customer lists, price lists, contracts or other information in violation of a covenant not to compete, prior employment agreement or in any other manner likely to provide an unfair or illegal competitive advantage to CHC.

D.    Privacy Issues Regarding Written and Electronic Mail

Use of CHC’s e-mail systems involves additional considerations and requires special care. You must bear in mind that e-mail is not private, and its source is clearly identifiable. E-mail messages may remain part of CHC’s business records long after they have supposedly been deleted. You must ensure your personal e-mail does not adversely affect CHC or its public image or that of its customers, partners, associates or suppliers. E-mail may not be used for external broadcast messages or to send or post chain letters, messages of a political or religious nature, or messages that contain obscene, profane, racial or otherwise offensive language or material. Violations of this policy will result in disciplinary action up to, and including dismissal.

CHC reserves the right, subject to applicable laws, to monitor and review all written and electronic communications that Covered Persons send or receive at work or using CHC’s systems, including electronic mail, voicemail, envelopes, packages or messages marked “personal and confidential.”

E.    Requests for Information

If someone outside CHC asks you questions, either directly or through another person, do not attempt to answer them unless you are certain you are authorized to do so. Even if you are authorized by CHC regulations to provide such information, if there is a designated spokesperson or coordinated approach to dealing with that information, refer the person to the appropriate source within CHC. Requests for information from financial and security analysts or investors should always be directed to the Chief Executive Officer or Chief Financial Officer as should requests for information from the media. Requests from an attorney for information or to interview an employee, officer or director should be directed to CHC’s General Counsel.

F. Maintenance of Company Records and Files

All Covered Persons must follow CHC policy regarding the retention, disposal or destruction of any CHC records or files. Laws and regulations require retention of certain CHC records for various periods of time, particularly in the tax, personnel, health and safety, environment, contract, customs and corporate structure areas. Records should always be retained or destroyed according to CHC’s record retention policies. Those policies should always be consistently adhered to. In accordance with those policies, in the event of litigation or governmental investigation please consult CHC’s legal counsel.

VII.   POLITICAL ACTIVITIES AND CONTRIBUTIONS

CHC encourages each of its Covered Persons to be good citizens and to fully participate in the political process. Covered Persons should, however, be aware that: (1) federal law and the laws of most states prohibit corporate contributions to political candidates, political parties or party officials; and (2) Covered Persons who participate in partisan political activities must ensure that they do not leave the impression that they speak or act for or on behalf of CHC.

VIII.   DISCRIMINATION

CHC believes that the fair and equitable treatment of employees, subscribers, members and other persons is critical to fulfilling its vision and goals.

It is a policy of CHC to enroll subscribers and members without regard to the race, color, religion, sex, ethnic origin, age or disability of such person, or any other classification prohibited by law.

It is a policy of CHC to recruit, hire, train, promote, assign, transfer, layoff, recall and terminate employees based on their own ability, achievement, experience and conduct without regard to race, color, religion, sex, ethnic origin, age or disability or any other classification prohibited by law.

No form of harassment or discrimination on the basis of sex, race, color, age, religion or ethnic origin or disability or any other classification prohibited by law will be permitted. Each allegation of harassment or discrimination will be promptly investigated in accordance with applicable human resource policies and procedures.

IX.   IMPLEMENTATION

Strict adherence to this Code of Ethics is vital. Management is responsible for ensuring that employees are aware of the provisions of the Code of Ethics. For clarification or guidance on any point in the Code of Ethics, please consult the CHC Compliance Officer or CHC’s Legal Counsel.

To ensure that proper dissemination and understanding of this Code is achieved, the following implementation will be followed: Employees will furnish a signed Statement of Understanding, attached to the Code as Attachment A, both at the time of hire and then on a yearly basis. Human Resources shall be responsible for making sure each employee signs the Statement of Understanding on an annual basis. Signing of this Statement of Understanding shall be done in conjunction with the training requirements set forth in CHC’s Policy on Employee Training. New employees shall sign the Statement of Understanding immediately after being hired at CHC.

A.    CHC Employees

CHC employees are to report dishonest or illegal activities described within this Code of Ethics. Failure to report dishonest or illegal activities or reporting false information is a very serious violation of this Code of Ethics and could be cause for immediate termination of employment. The reporting of a suspected Code violation may be made verbally or in writing, but preferably, in writing containing a description of the factual basis for the suspected dishonest or illegal activities (e.g., documents, events, meetings) and, preferably, should be signed. See Section X. below for the procedure to follow for reporting suspected violations of this Code. It is a serious Code violation for any CHC employee to initiate or encourage reprisal action against an employee or other person who in good faith reports known or suspected Code violations.

B.   Board of Directors

1.	The Audit Committee of the Board of Directors is generally responsible for assuring that the business of CHC is conducted in accordance with the Code. The Audit Committee will assure that the Code is properly administered. If willful violations are discovered, the Audit Committee shall assure that the legal rights of individuals are protected, that CHC’s legal obligations are fulfilled and that proper disciplinary and legal actions are taken. The Audit Committee will further see that corrective measures and safeguards are instituted to prevent recurrence of violations.

2.

Only the Audit Committee has the authority to waive any provision of this Code with respect to an executive officer or director of CHC. If a waiver of this Code is granted for a director or executive officer, such waiver must be promptly and accurately disclosed as required by law or applicable stock exchange rule.

C.  Training

On an annual basis, each employee must attend at least one in-service or seminar dealing with compliance with laws, the Compliance and Ethics Program and/or this Code. This attendance will be documented. See CHC’s Policy on Employee Training. In addition, employees directly involved in a government program shall receive additional compliance training in accordance with other government program training policies.

The CHC Compliance Officer shall establish such other training or dissemination of information to all Covered Persons concerning the necessity to comply with all applicable laws and with this Code, including the continuation of existing compliance program such as Medicare/Medicaid compliance and compliance with securities law reporting.

The CHC Compliance Officer shall make periodic reports to CHC’s Chief Executive Officer and Board of Directors concerning compliance with the above training requirements.

D.   CHC Officers and Managers

All officers and managers are responsible for reporting any actual or suspected material Code violations. The procedures for reporting actual or suspected violations are set forth in Section X. below. All officers and managers are also responsible for reviewing this Code with each of their employees and ensuring that it is countersigned annually and placed in the employee’s personnel file. New employees shall read and sign the Statement of Understanding (Attachment A) upon employment.

Managers and supervisors may be sanctioned for failing to instruct adequately their subordinates or for failing to detect non-compliance with applicable policies and legal requirements, where reasonable diligence on the part of the manager or supervisor would have led to the discovery of any problems or violations and given CHC the opportunity to correct them earlier.

X.  PROCEDURES FOR REPORTING SUSPECTED VIOLATIONS (WHISTLEBLOWER POLICY)

The Company has adopted this policy to promote the reporting or disclosure of Violations and potential Violations. The Company does not encourage frivolous complaints, but it does want any Covered Person or vendor, supplier or agent of the Company (each an “Affected Person”) who knows of a Violation or potential Violation to contact a representative of the Company through one of the methods contained in Section X.G. A “Violation” includes the following:

(1)

violations of law, including any rule of the Securities and Exchange Commission, federal laws related to fraud against the Company’s shareholders, and the laws and regulations of any jurisdiction in which the Company operates;

(2)	violations of Company policies (including this Code of Ethics) and statutory or other requirements for good corporate governance;

(3)	improper accounting entries, violations of internal accounting controls or improper auditing matters;

(4)	any other matter, which in the good faith belief of any Affected Person, could cause harm to the business or public position of the Company; or

(5)	any attempt to conceal a Violation or evidence of a potential Violation.

A.   General Policy.

Any Affected Person who, in Good Faith, reports a Violation is referred to as a “Whistleblower” and is protected from any retaliation by the Company. “Good Faith” means that the Affected Person has a reasonably held belief that the disclosure is true and has not been made either for personal gain or for any ulterior motive.

The Company notes that Sections 806 and 1107 of the Sarbanes-Oxley Act of 2002 provides certain legal protection to whistleblowers. Under Section 806, the Company and its officers, employees, contractors, subcontractors and agents cannot discharge, demote, suspend, threaten, harass, or in any other manner discriminate (collectively, “Retaliate”) against employees who provide information in investigations – including internal investigations – into certain types of violations of the securities laws and regulations, or who file proceedings relating to similar violations. Additionally, under Section 1107, any person who knowingly, with the intent to retaliate, takes any action harmful to any person, including interference with the lawful employment or livelihood of any person, for providing a law enforcement officer any truthful information relating to the commission or possible commission of any Federal offense, shall be fined under this title or imprisoned not more than 10 years, or both.

B.  Purpose of the Whistleblower Policy.

The Company has adopted this whistleblower policy in order to:

(a)	cause Violations to be disclosed before they can disrupt the business or operations of the Company, or lead to serious loss,

(b)	promote a climate of accountability with respect to Company resources, including its employees, and

(c)	ensure that no Affected Person should feel at a disadvantage in raising legitimate concerns.

This policy provides a means whereby Affected Persons can safely raise, internally and at a high level, serious concerns and disclose information that the Affected Person believes in good faith could constitute a Violation.

C.    Affected Persons Protected.

This procedure offers protection to Affected Persons, who disclose matters that are, or could give rise to, Violations, provided the disclosure is made:

  In good faith,
  In the reasonable belief of the individual making the disclosure that the conduct or matter disclosed could give rise to a Violation, and
  Pursuant to the procedures contained in Section X.G. below.

No complaint that satisfies these conditions will result in dismissal or disciplinary action or any other form of discrimination for the complainant. Any acts of Retaliation against a Whistleblower shall be treated by the Company as a serious disciplinary matter and could result in dismissal.

D.    Confidentiality of Disclosure.

The Company will treat all such disclosures as confidential and privileged to the fullest extent permitted by law. The Company will exercise particular care to keep confidential the identity of any Affected Person, making an allegation under this procedure until a formal investigation is launched. Thereafter, the identity of the Affected Person making the allegation may be kept confidential, if requested, unless such confidentiality is incompatible with a fair investigation or unless there is an overriding reason for disclosure. In this instance, the Affected Person making the disclosure will be so informed. Where disciplinary proceedings are invoked against any individual following a complaint under this procedure, the Company will normally require the name of the Affected Person to be disclosed to the person subject to such proceedings.

The Company encourages individuals to put their name to any disclosure they make, but any Affected Person may also make anonymous disclosure as provided in Section X.G.5. below. In responding to an anonymous complaint, the Company will pay due regard to fairness to any individual named in the complaint, the seriousness of the issue raised, the credibility of the complaint and will undertake to conduct an effective investigation and discovery of evidence.

Investigations will be conducted as quickly as possible, taking into account the nature and complexity of the disclosure.

E.    Unsubstantiated Allegations.

If an Affected Person makes an allegation in good faith, which is not confirmed by subsequent investigation, no action will be taken against that individual. In making a disclosure, all individuals should exercise due care to ensure the accuracy of the information.

If after investigation a matter raised under this procedure is found to be without substance and to have been made for malicious or frivolous reasons, the Affected Person could become the subject of disciplinary action.

Where an allegation is not substantiated (a) the conclusions of the investigation will be made known both to the Affected Person who made the allegation and to the person against whom the allegation was made and (b) all papers relating to the allegation and investigation will be removed from the record.

F.    Follow-Up.

The General Counsel will deliver a report of all substantiated disclosures and any subsequent actions taken to the Board of Directors.

The conclusion of the investigation will be communicated to the person or persons against whom the complaint or allegation is made and to the Affected Person who made the complaint or allegation.

G.    Procedures

1.	Any disclosure made by a Affected Person under this policy must be reported to one of the following as appropriate:

(a)	to the Affected Person’s immediate supervisor,

(b)	to the Compliance Officer of the Company,

(c)	to the Human Resources Department,

(d)	to the General Counsel,

(e)	to the Chief Financial Officer if the allegation relates to financial, accounting or auditing matters, or

(f)

if the employee wishes to remain completely anonymous, by calling the Company’s anonymous reporting hotline, “The Comply Line” at 1-877-242-5463, which is staffed twenty-four hours a day and seven days a week.

Affected Persons are generally expected to report any suspected Violations to their supervisor or the CHC Compliance Officer.

The Comply Line number shall be posted in all work locations. All reports must contain sufficient information for the CHC Compliance Officer to investigate the concerns raised. CHC will attempt to treat such reports confidentially and to protect the identity of the employee who has made a report to the maximum extent possible and as may be permitted under applicable law.

2.

All reports will be investigated. Upon receipt of credible reports of suspected violations or irregularities, the CHC Compliance Officer shall see that appropriate corrective action takes place immediately. CHC will weigh relevant facts and circumstances, including, but not limited to, the extent to which the behavior was contrary to the express language or general intent of the Code, the seriousness of the behavior, the employee’s history with CHC and other factors which CHC deems relevant. No adverse action or retribution of any kind will be taken by CHC against an Affected Person solely because he or she reports in good faith a suspected Violation. Proof of Violations may result in discipline ranging from warnings and reprimands to discharge or, where appropriate, the filing of a civil or criminal complaint. Disciplinary decisions will be made by operating management, subject to review by the CHC Compliance Officer, the Vice-President of Human Resources and CHC’s General Counsel. Individuals will be informed of the charges against them and will be given the opportunity, as appropriate, to state their position before any disciplinary action is imposed.

If CHC’s General Counsel determines that a violation of this Code or law has occurred, the General Counsel will report such violation to the Board or the appropriate committee of the Board together with any reports or analysis that the General Counsel or any member of the Board determines is necessary or appropriate for the Board to review.

An Affected Person must wait at least two weeks for a response after reporting the Violation or potential Violation, unless the Affected Person believes in good faith that conditions warrant a quicker reply, in which case the Affected Person shall detail those conditions as part of his or her initial report.

3.

An Affected Person, who is not satisfied with the response after following the procedure set out in Section X.G.1. or who has not received a response in the time period contained in Section X.G.2., may invoke this Section. The Affected Person must continue to discuss any issues with the persons identified. However, the disclosure shall thereafter also be directed, in writing, and confidentially, to the Chair of the Board of Directors. The Chair of the Board of Directors shall then make a preliminary investigation of such concerns and report in writing to the General Counsel, with a request that the General Counsel investigate further and report to the Board in a period of time specified by the Chair of the Board of Directors. The General Counsel may appoint another person to undertake the preliminary investigation, provided that the findings and conclusions of the person so appointed shall be reported to, and endorsed by, the General Counsel before the report is made to the Board.

4.

If on preliminary examination the complaint or allegation is judged to be wholly without substance or merit, it shall be dismissed and the Affected Person informed of the decision and the reasons for such dismissal. If it is judged that a prima facie case may exist, the matter shall be dealt with in accordance with the Company’s normal disciplinary procedures or as otherwise may be deemed appropriate according to the nature of the case. The outcome of the investigation will be reported to the Affected Person.

5.

Subject to Section X.G.4., if any allegation of a Violation relates to a director or executive officer of the Company, the Chair of the Board of Directors may retain independent counsel to investigate the matter and to make a report to the Board.

THIS CODE SETS FORTH GENERAL GUIDELINES ONLY AND MAY NOT INCLUDE ALL CIRCUMSTANCES THAT WOULD FALL WITHIN THE INTENT OF THE CODE AND BE CONSIDERED A VIOLATION THAT SHOULD BE REPORTED. AFFECTED PERSONS SHOULD REPORT ALL SUSPECTED DISHONEST OR ILLEGAL ACTIVITIES WHETHER OR NOT THEY ARE SPECIFICALLY ADDRESSED IN THE CODE.

H.    Website Publication

This Code of Ethics shall be posted on the Company’s website.

I.    Annual Review.

This procedure will be reviewed annually by the Board after consultation with the Compliance Officer, taking into account the effectiveness of the policy in promoting proper disclosure, but with a view to minimizing the opportunities to cause improper investigations.

XI.    LIMITATION ON EFFECT OF CODE OF ETHICS

Nothing contained in this Code of Ethics is to be construed or interpreted to create a contract of employment, either express or implied, nor is anything contained in this Code of Ethics intended to alter a person’s status of “employment-at-will” with CHC to any other status.

XII.    RESERVATION OF RIGHTS

CHC reserves the right to amend the Code of Ethics, in whole or in part, at any time and solely at its discretion.

ATTACHMENTS:

Attachment A:      Statement of Understanding of and Compliance with CHC's Code of Ethics

Attachment B:       Proprietary Information, Confidentiality and Non-Solicitation Agreement

Attachment C:       Pharmaceutical Company Relationships Employee Acknowledgement

ATTACHMENT A
STATEMENT OF UNDERSTANDING OF AND COMPLIANCE WITH
CHC’S CODE OF ETHICS

        I certify that I have read and understand CHC’s Code of Ethics and relevant other sections of the Compliance and Ethics Program and agree to abide by it during the entire term of my employment at CHC. I acknowledge that:

(1)	I understand how the Code applies to me and agree to fully comply with each of its provisions;

(2)

I further understand that CHC expects each person to whom this Code applies to abide by its terms and conditions and to conduct the business and affairs of CHC in a manner consistent with its general statement of principles;

(3)	I further understand that failure to abide by this Code or the guidelines for behavior which the Code represents may lead to disciplinary action;

(4)	I have a duty to report any alleged or suspected violation of any laws, regulations, the Code of Ethics or the Compliance and Ethics Program to a manager, supervisor, or a CHC Compliance Officer;

(5)	Unless otherwise noted below, I am not aware of any possible violation of the Code of Ethics or the Compliance and Ethics Program;

(6)

Neither I nor a family member has been convicted of, or charged with, a criminal offense related to health care nor have I or a family member been listed by a federal agency as debarred, excluded or otherwise ineligible for participation in federally funded health care programs; and

(7)	I have received compliance training either within this past year (for existing employees) or, if a new hire, within the first thirty (30) days of hire.

[For Existing Employees Only]

        Further, I certify that:

(1)

I am not aware of any additional circumstances, other than those disclosed below, that could represent a potential violation of any law, regulation, the Code of Ethics or the Compliance and Ethics Program;

(2)	I will report any potential violation of which I become aware promptly to my immediate supervisor or to a CHC Compliance Officer; and

(3)

Any violation of any laws, regulations, the Code of Ethics, the Compliance and Ethics Program, or any other corporate compliance policy or procedure is grounds for disciplinary action, up to and including discharge from employment.

Yes No
_____ _____

        If no, please explain any extenuating circumstances:

         Circumstances that could represent a potential violation of any law, regulation, the Code of Ethics or the Compliance and Ethics Program:

[For Government Programs Personnel Only]

         I certify that I have received additional compliance training during the last year as required by relevant Compliance and Ethics Programs policies.

Yes No
_____ _____

        If no, please explain any extenuating circumstances:

[For Managers and Supervisors Only]

        I certify that I have personally:

(1)	discussed with each employee under my direct supervision the content and application of the Compliance and Ethics Program and ensured that each employee completed the required training;

(2)	informed each employee that compliance with the Compliance and Ethics Program is a condition of employment; and

(3)	informed each employee that CHC will take appropriate disciplinary action, including termination, for violation of the Compliance and Ethics Program or applicable law.

Yes No
_____ _____

        If no, please explain any extenuating circumstances:

Please check the appropriate box:

☐ I certify that this is my first review of the Code of Ethics following either the 2002 amendment of the Code of Ethics or my initial employment.

☐ I certify that this is my annual review of the Code of Ethics.

Date	Signature

Print/Type Name

Position

Please return this form to Human Resources for filing in the employee’s personnel file.

This form may not be discarded or destroyed without prior consent of CHC’s legal counsel.

ATTACHMENT B
PROPRIETARY INFORMATION, CONFIDENTIALITY
AND NON-SOLICITATION AGREEMENT

You may have access to or be made aware of confidential or proprietary information. This could include, as examples, information about members, employer groups, providers, company financials, internal strategic plans, employee records including salary information, or similarly sensitive data.

You are expected to use such information to perform your duties and to keep it totally confidential. You are not to discuss or share confidential information with anyone inside or outside Coventry Health Care, Inc., its subsidiaries and affiliated entities (collectively, “CHC”), who does not have a direct need-to-know involvement. Violation of confidentiality is grounds for immediate release. You will also not discuss or share any confidential information after your employment with CHC ends, except as required by law.

Computer data security is as much a concern as safeguarding other confidential materials and information. The computer resources of CHC are vital to our operations. They contain confidential data about members, employer groups, providers, CHC and employees. It is our policy to protect this information, use it only for the purposes intended, and make it available only to those who need it. In this effort, we will be guided by the following principles:

1.	The computer resources of CHC are to be used only for authorized, legitimate purposes.

2.	Our computer data is to be used only for the business needs of CHC and its subsidiaries.

3.	A password will be required to access our computer records. A password is private information and is to be used only by the person to whom it is issued.

4.	Each of us must recognize the need to protect CHC’s computer data. Report suspected abuses or violations of security to a manager, supervisor or Human Resources, immediately.

During employment with Coventry Health Care, Inc., and for the one-year period following termination of employment, you agree not to hire away any then-current employee of Coventry Health Care, Inc. or any of its subsidiaries, or to persuade any such employee to leave employment with Coventry Health Care, Inc. or any of its subsidiaries.

I have read and understand the above confidentiality policy, and I will abide by this company policy.

Name	Date

Please return this form to Human Resources for filing in the employee’s personnel file.

ATTACHMENT C

PHARMACEUTICAL COMPANY RELATIONSHIPS
EMPLOYEE ACKNOWLEDGMENT

It is the policy of Coventry Health Care, Inc., its subsidiaries and other affiliated entities (collectively, “CHC”) that all employees maintain certain standards of ethics and conduct as described herein with respect to the possible acceptance of any gifts from any pharmaceutical manufacturers, vendors, suppliers or contractors (each a “Pharmaceutical Company”), regardless of whether CHC currently does business with the Pharmaceutical Company (“Employee Gift Policy”). This Employee Gift Policy also is applicable to the immediate family members (spouse and children) of the CHC Employee.

Any CHC Employee violating this Employee Gift Policy will be subject to disciplinary action that may include termination from CHC employment. CHC also may elect to pursue any and all legal remedies available against any violator of this Employee Gift Policy.

Money Gifts.   CHC Employees may not accept gifts of money from a Pharmaceutical Company under any circumstance.

Non-Money Gifts.   CHC Employees may not solicit from a Pharmaceutical Company non-monetary gifts, gratuities or any other personal benefits. CHC Employees may accept unsolicited, non-monetary gifts from a Pharmaceutical Company only if:  (1) the gift is no more than the nominal value of $50 per calendar year and it must be reported to the CHC legal department; or (2) the gift is advertising or promotional material that has a fair market value no greater than $50. Gifts of more than $50 in value per calendar year may only be accepted if protocol, courtesy or other special circumstances exist; provided however, that CHC employees must first report and receive prior approval of all such gifts from CHC’s CEO or a CHC Compliance Officer, and the CHC legal department before accepting gifts of more than $50 in value per calendar year.

Entertainment.    CHC Employees may not encourage or solicit entertainment from a Pharmaceutical Company. From time to time, CHC Employees may accept from a Pharmaceutical Company entertainment; provided however, that such entertainment is reasonable, occurs infrequently and does not involve lavish expenditures. CHC Employees who have questions or concerns regarding the appropriateness of accepting entertainment must contact their Senior Line Officer or a CHC Compliance Officer, and the CHC Legal Department.

Trips.    CHC Employees may not accept from a Pharmaceutical Company an offer of a free or discounted trip, including plane fare, lodging, associated meals, entertainment, honorariums or meeting registration. If a CHC Employee would otherwise attend the proposed meeting because of its educational value, the CHC Employee should request funding from the CHC health plan budget after receiving approval to do so from his/her supervisor. For a limited number of legally appropriate circumstances, there may be an exception to this general prohibition. Under such circumstances, the CHC Employee must first report and receive prior approval from two people—at least one of the following persons:  the Senior Vice President, Human Resources; the Chief Operating Officer; or the Chief Medical Officer; and one person from the CHC Legal Department.

PHARMACEUTICAL COMPANY RELATIONSHIPS EMPLOYEE ACKNOWLEDGMENT page 2

Monetary Sponsorship of CHC Educational Meetings.   CHC Employees may accept a Pharmaceutical Company’s offer to underwrite expenses for a CHC in-house joint educational or training meeting designed by CHC and the Pharmaceutical Company to improve the quality of healthcare delivered to CHC enrollees; provided that the financial support to be received from the Pharmaceutical Company is limited to meeting room rental and CHC’s publication of educational or training materials. Other financial support, including hotel accommodations, entertainment or travel expense, is prohibited. Each CHC Employee must first report and receive prior approval for all such sponsorship from two people—at least one of the following persons: the Chief Operating Officer; the Chief Medical Officer; or the Senior Vice President, Human Resources; and one person from the CHC Legal Department.

I understand that each CHC employee must execute this Employee Gift Policy and return it to the CHC Director of Human Resources or his/her designee in order to be made a part of my permanent CHC employee personnel file. Further, I have read, understand and agree to abide by the terms of this Employee Gift Policy during my tenure at CHC.

PRINT NAME:
SIGNATURE:
DATE: